SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.  4   )*

	Gerrity Oil & Gas Corp.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	37423010
	_________________________
	(CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d - 7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages



CUSIP No.  37423010     13G      Page   2  of 5  Pages
          __________                   ___   ___

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	State Street Research & Management Company
	#13-31424135

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]
	(b)  [   ]
3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.


				5.	SOLE VOTING POWER
					0
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			- 0 -
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			0

				8.	SHARED DISPOSITIVE POWER
					- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
					0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN 	SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.00%

12.	TYPE OF REPORTING PERSON*

                        Investment Adviser

*SEE INSTRUCTION BEFORE FILLING OUT



SCHEDULE G

	Item 1 (a).	Name of Issuer
	Gerrity Oil & Gas Corp.

	Item 1 (b).	Address of Issuer's Principal
Office
	4100 E. Mississippi Ave., Suite 1200
	Denver, CO  80222

	Item 2 (a).	Name of Person Filing
	State Research & Management Company

	Item 2 (b)	Address of Principal Business
Office, or if none, Residence
	One Financial Center,  30th Floor
	Boston,  MA 02111-2690

	Item 2 (c).	Citizenship
	Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting
Person is in
Boston, MA

	Item 2 (d).	Title of Class of Securities
	Common Stock

	Item 2 (e).	CUSIP Number
	37423010

	Item 3.	If this statement is filed pursuant to
Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a) [ ]	Broker or Dealer registered under Section
15 of the Act
	(b) [ ]	Bank as defined in section 3 (a) (6) of
the Act
	(c) [ ]	Insurance Company as defined in section 3
(a) (19) of the Act
	(d) [ ]	Investment Company registered under
section 8 of the Investment Company Act
	(e) [x]	Investment Adviser registered under
section 203 of the Investment Advisers Act of 1940
	(f) [ ]	Employee Benefit Plan, Pension Fund which
is subject to the provisions of the Employee Retirement
Income Security Act of 1974 or Endowment Fund:  see
section 240.13d-1 (b) (1) (ii) (F)
	(g) [ ]	Parent Holding Company, in accordance
with section 240.13d-1 (b) (ii) (G) (Note: See Item 7)
	(h) [ ]	Group, in accordance with section
240.13d-1 (b) (1) (ii) (H)



SCHEDULE G

Item	4.	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  0

	(b)	Percent of Class:  0.00%

	(c)	Number of shares as to which such persons has:

		(i)	sole power to vote or to direct the
			vote:  0
		(ii)	shared power to vote or to direct the
			vote:  -0-
		(iii)	sole power to dispose or to direct the
			disposition of:  0
		(iv)	shared power to dispose or to direct
			the disposition of:  -0-

	State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

Item	5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[x].

Item	6.	Ownership of More than Five Percent on Behalf
of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All foregoing shares are in fact owned by clients of State Street Research & Management Company


SCHEDULE G

Item	7.	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b) (ii) (G), so indicate under
Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

			Inapplicable

Item 8.	Identification and Classification of Members
of the Group.

If a group has filed this schedule pursuant to Rule
13d-1 (b) (ii) (H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


			Inapplicable

Item 9.	Notice of Dissolution of Group.

			Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:	June 7, 1996
	Signature:	/s/ Richard D. Shoemaker
		Richard D. Shoemaker
		Sr. Vice President